Mail Stop 4561   October 29, 2008

Thomas E. Hassey
Chairman
United Business Holdings, Inc.
4380 La Jolla Village Drive, Suites 110 and 120
San Diego, California 92122

>   **Re: United Business Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 9, 2008**
>   **File No. 333-153924**

Dear Mr. Hassey:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1.   You state that the Arizona and California banks do not plan to make any subprime
       mortgages. Please also disclose whether the banks will make Alt-A or other low-
       documentation type loans.

Registration Statement Facing Page

2.   You state that your founders, in the aggregate, will receive warrants to purchase 473,248 shares of our common stock. Please explain the discrepancy between this number and the 485,113 rights to purchase shares of common stock and shares of common stock that you registered.

Summary

3.   Please revise the preamble to state that it provides an overview of the "material" aspects of the offering and remove the middle sentence.

Risk Factors, page 14

4.   Either delete the second sentence of the preamble, or expand it into a separate risk factor.

5.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you cannot assure that you will be able to satisfy all of the conditions imposed by the regulators in connection with their approvals. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Release From Escrow, page 23

6.   Clarify that, if you cannot break escrow, investors funds will be returned promptly.

7.   Please disclose whether the organizers, founders, directors and executive officers engaging in the offering intend to rely on the safe harbor from the broker-dealer registration afforded by Exchange Act Rule 3a4-1. Also, if you intend to rely on Rule 3a4-1, please provide your analysis supporting reliance on the rule by your officers and directors.

Dilution, page 29

8.   Please include a comparison of the public contribution and the effective cash contribution of affiliates. See Item 506 of Regulation S-K.

Management, page 45

9.   Please disclose the identities of the executive officers of United Business Holdings, Inc. Please also confirm that you have provided disclosure required by Items 401, 402, 403, and 404 of Regulation S-K regarding these executive officers.

10.   In many of your descriptions of management, you do not discuss the business experience during the past five years. For example, on page 49, you do not discuss the business experience of Mr. Cumming from 2004 to 2008. Where appropriate, please revise your disclosure to describe the business experience in the past five years of all directors and executive officers.

11.   Please disclose the name of the de-novo entity of which Bob Adkins helped to organize and open.

12.   It appears that some of your executive officers and directors have previously and continue to serve in management positions at other banking institutions. Please disclose whether any of these officers or directors are subject to any non-compete contracts that may affect their ability to perform their duties.

13.   Please add the ages of your directors and executive officers to this section. We note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section.

Executive Compensation

Consulting Agreements, page 68

14.   We note your disclosure regarding the amount paid monthly for consulting services. Please disclose the total amount you have paid to each individual pursuant to these consulting agreements.

Description of Common Stock, page 79

15.   The second sentence of the preamble is inappropriate; please delete it.

Legal Matters, page 92

16.   Please provide the address of the counsel providing the legality opinion. See Paragraph 23 of Schedule A to the Securities Act.

Item 17. Undertakings, page II-2

17.   Please include Item 512(a)(6) of Regulation S-K in your undertakings section.

Powers of Attorney, page II-4

18.   You refer to Bob Adkins as Chief Financial Officer and to Thomas E. Hassey as Chief Executive Officer here. However, nowhere in the prospectus do you refer to these individuals with these titles. Please clarify.

Exhibits

Exhibit 5.1

19.   We may have comments with respect to the legality opinion. Therefore, please file it as soon as possible.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: By fax: (214) 880-0011
        Pam Gates O'Quinn
        Hunton & Williams LLP